Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

	Successor	Predecessor
	Period from October 11, 2007 through June 30, 2008	Period from July 1, 2007 through October 10, 2007
Operating revenues:
Affiliated	$693	$326
Nonaffiliated	1,080	446

Total operating revenues	1,773	772
Operating expenses:
Operation and maintenance	619	236
Depreciation and amortization	337	133
Income taxes	114	78
Taxes other than income	276	114

Total operating expenses	1,346	561

Operating income	427	211
Other income and deductions:
Other income	33	—
Other deductions	25	9
Nonoperating income taxes	16	5
Interest income	34	15
Interest expense and related charges	219	88

Net income	$234	$124